UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2011

Commission File Number: 000-53617

Coastal Pacific Mining Corp.
(Translation of registrant’s name into English)

927 Drury Avenue NE, Calgary, Alberta, T2E 0M3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.
Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Entry into a Material Definitive Agreement:

On November 1, 2010, the Company entered into a mining option agreement with Hans Peter Flueck for the Option of the Santa Rita Prospect in Peru.    Effective May 16, 2011, Hans Peter Flueck, the Company and the newly appointed Peruvian Company that holds the property in trust entered into an amended Option Agreement which replaces in its entirety the original agreement effective November 1, 2010.

The amended option agreement deals with additional terms which would allow for Flueck and the Company to enter into a joint venture agreement with outside third parties whereby both Flueck and the Company would agreement to option collectively up to 52% of the Santa Rita property, with each of Flueck and the Company maintaining 24% respectively (subject to the required exploration terms which are as follows):

Maintenance of the Option

Consideration. In consideration of the grant of the Option, the Optionee shall issue to the Optionor the cash payments and the Payment Shares as follows:

(i)	$50,000 cash payment and a total of 1,000,000 Payment Shares upon execution of this Agreement;

(ii)	$100,000 cash payment two months from the Effective Date of this Agreement;

(iii)	$175,000 cash payment on or before October 30, 2011 and a total of 2,000,000 Payment Shares twelve (12) months from the Effective Date of this Agreement;

(iv)	$175,000.00 cash payment on or before October 30, 2012 and a total of 2,000,000 Payment Shares twenty-four (24) months from the Effective Date of this Agreement.

 The Payment Shares shall be issued as fully paid and non-assessable, free and clear of all Encumbrances except for any resale restrictions under applicable securities laws.

Maintenance of the Option.  In order to maintain in force the Option granted to it, and to exercise the Option, the Optionee must:

(b)	incur Expenditures in an aggregate amount of $3,000,000 as follows:

(i)	subject to section 3.6 herein, at least $1,500,000 before September 30, 2012, of ;

(ii)	at least an additional $1,500,000 before April 30, 2013.

(c)
the Optionor and Optionee agree that the cash consideration as detailed in Section 3.2 above shall form a part of the $3,000,000 of expenditures and any funds paid to the Optionor as cash consideration under Section 3.2 shall be allocated to the required expenditures in the respective periods in which they are paid and shall reduce the required expenditures under 3.4 (a) respectively.

(d)
 during the Option Period, keep the Property in good standing by paying all taxes, assessments and other charges and by doing all other acts and things that may be necessary in that regard., which payments shall be made from the Expenditures as detailed in 3.4(a) above.

These terms were amended to include the cash payments required under the option agreement to also be included in the $3,000,000 required expenditures on the property.

Further, the parties agreed to the terms of a Joint Venture Agreement and accounting methods which were appended as Schedules to the Amended Option Agreement.

A Copy of the Amended Option Agreement is appended as a copy hereto.

Press Releases

Attached is a press release disseminated by the Company on May 10, 2011.

Exhibits	Description
10.1	Amended Mining Option Agreement dated May 16, 2011	Filed herewith
99.1	News Release dated May 10, 2011	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COASTAL PACIFIC MINING CORP.

Date: May 24, 2011	By:	/s/ Joseph Bucci
	Name:	Joseph Bucci
	Title:	President and Chief Executive Officer